SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARKER-HANNIFIN CORPORATION

6035 PARKLAND BOULEVARD

CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Board of Directors

Parker-Hannifin Corporation

Parker Retirement Savings Plan

Cleveland, Ohio

We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey LLP

Cleveland, Ohio

June 22, 2012

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits

At December 31, 2011 and 2010

(Dollars in Thousands)	2011	2010

ASSETS
Plan investments at fair value	$2,838,211	$2,973,545
Notes receivable from participants	82,011	77,421
Employer contribution receivable	17,717	15,263

Total assets	2,937,939	3,066,229

LIABILITIES	—	—

Net assets available for benefits at fair value	2,937,939	3,066,229

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(14,736)	(10,201)

Net assets available for benefits	$2,923,203	$3,056,028

The accompanying notes are an integral part of these financial statements

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

For The Years Ended December 31, 2011 and 2010

(Dollars in Thousands)	2011	2010

ADDITIONS

Participants’ contributions	$118,261	$110,162
Employer contributions	74,400	67,064
Net appreciation in fair value of investments	—	579,866
Dividend and interest income on investments	61,056	39,110
Plan interest in Parker Master Savings Plan Trust	—	36,887
Interest income on notes receivable from participants	3,691	4,088

Total additions	257,408	837,177

DEDUCTIONS

Distributions to participants	200,732	236,601
Net depreciation in fair value of investments	194,401	—
Trustee fees and other expenses	1,178	1,375

Total deductions	396,311	237,976

Net (decrease) increase before transfers	(138,903)	599,201
Plan transfers	6,078	8,300

Net (decrease) increase	(132,825)	607,501

Net assets available for benefits - beginning of year	3,056,028	2,448,527

Net assets available for benefits - end of year	$2,923,203	$3,056,028

The accompanying notes are an integral part of these financial statements

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Investment Valuation

The Parker Retirement Savings Plan’s (the Plan) investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 7 for discussion of fair value measurements). Effective March 1, 2010, the Plan assets held by the Parker Master Savings Plan Trust (the Master Trust) were transferred to the Plan and the Master Trust ceased to exist. The Plan presents in the Statements of Changes in Net Assets Available for Benefits interest and dividend income and the net depreciation or appreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation of investments held by the Plan and the Master Trust.

Purchases and sales of securities are reflected on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the funds to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.

Risks and Uncertainties

Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

Subsequent Events

The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that required either adjustment to, or disclosure in, these financial statements.

Other

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The financial statements of the Plan are prepared using the accrual method of accounting.

Benefit distributions are recorded when paid.

Certain prior period amounts have been reclassified to conform to the current year presentation.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

1. Summary of Significant Accounting Policies (cont’d)

In May 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance to improve consistency with fair value measurement disclosure requirements. This guidance is effective for interim and annual periods beginning after December 15, 2011. The Plan administrator is currently evaluating the impact this update will have on the Plan’s financial statements. However, the Plan administrator does not expect any significant change as a result of applying this new guidance.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions and Transfers

Participants may make contributions on a before-tax and/or after-tax basis. Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants. Contributions are subject to certain limitations.

Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 5).

Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participants may suspend their contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Available funds are:

(a)	Parker-Hannifin Common Stock Fund (Company Stock Fund): Invested primarily in common shares of the Company purchased on the open market. A participant’s contribution is limited to 50% of the total amount invested.

(b)	Vanguard Institutional Index Fund: Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund: Invested primarily in the Standard & Poor’s Completion Index.

(d)	Vanguard FTSE All-World ex-US Index Fund: Invested primarily in securities that tracks the performance of the FTSE All-World ex US Index.

(e)	Vanguard Total Bond Market Index Fund: Invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

2. Description of the Plan (cont’d)

(f)	Contract Income Fund: A separate managed fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 6 for a further description of this fund.

(g)	PIMCO Total Return Portfolio: A managed account invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

(h)	BlackRock Inflation-Protected Bond Fund: Invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(i)	Victory EB Diversified Stock Fund: A fund invested primarily in a portfolio of common stocks of large publicly-held companies and securities convertible into common stock.

(j)	INVESCO Mid Cap Core Equity Fund: Invested primarily in equity securities, including convertible securities, of mid-capitalization companies. (This fund was closed effective December 15, 2011; all investments were transferred to RidgeWorth Mid-Cap Value Equity Trust).

(k)	Sentinel Small Company Fund: Invested primarily in common stocks issued by small companies using the S&P Small-Cap 600 Index as a weighting guide.

(l)	Dodge and Cox International Stock Fund: Invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(m)	Fidelity Freedom K Funds: Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income, and money markets based on the participant’s targeted retirement date.

(n)	Aberdeen Emerging Markets Institutional Fund: A diversified fund invested primarily in equity securities of emerging market country issuers (Fund available to participants effective May 16, 2011).

(o)	Pyramis Small Company Commingled Pool: A fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges (Fund available to participants effective December 15, 2011).

(p)	RidgeWorth Mid-Cap Value Equity Trust: A fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals (Fund available to participants effective December 15, 2011).

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

2. Description of the Plan (cont’d)

Parker-Hannifin Corporation Contributions

The Company generally contributes an amount equal to 100% of the first 3 percent of the before-tax participant contribution and an amount equal to 50% of the 4th percent and 5th percent of the participant’s contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.

Notes Receivable from Participants

The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of a) 50% of their account balance or b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the plan document.

Participant Accounts

The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

3. Vesting, Withdrawals and Distributions

Participants are fully vested at all times, except for the retirement income account portion (See Note 12). In general, a participant’s account is only paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.

After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70  1/2 if the participant’s account exceeds five thousand dollars. Distribution is in cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the ESOP Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2011 and 2010 (investments which exceed 5% of the Plan’s net assets in 2011 or 2010 are separately identified):

	2011	2010
Money Market Fund	$55	$41
Mutual Funds:
Vanguard Institutional Index Fund	149,883	149,174
Others	749,214	761,263
Common/Collective Funds:
Victory EB Diversified Stock Fund	212,989	242,608
Others	27,172	—
Contract Income Fund	482,790	454,672
PIMCO Total Return Portfolio	150,449	150,703
Company Stock Fund	267,681	291,009
ESOP Fund	797,978	924,075

Total investments	$2,838,211	$2,973,545

The following table presents the investment (loss) income for the Plan for the years ended December 31, 2011 and 2010:

	2011	2010
Net (depreciation) appreciation in fair value of investments:
Mutual Funds	$(64,516)	$97,169
Common/Collective Funds	(12,808)	28,798
PIMCO Total Return Portfolio	6,941	12,406
Company Stock Fund	(23,314)	121,903
ESOP Fund	(100,704)	353,914

	(194,401)	614,190
Interest and dividends	61,056	41,673

	$(133,345)	$655,863

The investment income for the Plan for the year ended December 31, 2010 included net appreciation of $34,324 and interest and dividends of $2,563 earned while the investments were held in the Master Trust for the period January 1, 2010 to March 1, 2010.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments at December 31, 2011 and 2010 is as follows:

	2011	2010
ESOP Fund	$797,978	$924,075

	Year ended December 31,
	2011	2010
Changes in Net Assets:
Contributions	$56,128	$51,568
Transfers (to) other plan funds	(45,487)	(48,286)
Dividend and interest income	8,982	11,728
Net (depreciation) appreciation	(100,704)	353,914
Benefits paid to participants	(45,016)	(55,751)

	$(126,097)	$313,173

6. Contract Income Fund

The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. All contracts are fully benefit-responsive.

As required by FASB Accounting Standards Codification (ASC) Topic No. 962, Plan Accounting—Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Plan at December 31, 2011 and 2010 as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

	2011	2010

Average yield earned by entire fund	2.55%	2.94%
Return on plan assets for 12 months	2.85%	3.37%

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

6. Contract Income Fund (cont’d)

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

7. Fair Value Measurements

The following is a summary of the assets held by the Plan that were measured at fair value on a recurring basis at December 31, 2011. There were no significant transfers in or out of Levels 1, 2 or 3.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$55	$55	$—	$—
Mutual Funds
Fidelity Freedom K Funds	416,077	416,077	—	—
Vanguard Institutional Index Fund	149,883	149,883	—	—
Sentinel Small Company Fund	126,026	126,026	—	—
Dodge and Cox International Stock Fund	94,657	94,657	—	—
Vanguard Total Bond Market Index Fund	36,811	36,811	—	—
BlackRock Inflation-Protected Bond Fund	28,895	28,895	—	—
Vanguard Extended Market Index Fund	28,855	28,855	—	—
Vanguard FTSE All-World ex-US Index Fund	15,211	15,211	—	—
Aberdeen Emerging Markets Institutional Fund	2,682	2,682	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	212,989	—	212,989	—
RidgeWorth Mid-Cap Value Equity Trust	26,520	—	26,520	—
Pyramis Small Company Commingled Pool	652	—	652	—
Contract Income Fund
Short-Term Investment Fund	45,348	45,348	—	—
Stable Value Pooled Fund	6,297	—	6,297	—
Traditional GICs	20,233	—	20,233	—
Separate Account GICs	76,146	—	76,146	—
Fixed Maturity Synthetic GICs	22,104	22,104	—	—
Constant Duration Synthetic GICs	312,662	—	312,662	—
PIMCO Total Return Portfolio	150,449	—	150,449	—
Company Stock Fund	267,681	267,681	—	—
ESOP Fund	797,978	797,978	—	—

Total at December 31, 2011	$2,838,211	$2,032,263	$805,948	$—

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

7. Fair Value Measurements (cont’d)

A summary of the assets held by the Plan that were measured at fair value on a recurring basis at December 31, 2010 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$41	$41	$—	$—
Mutual Funds
Fidelity Freedom K Funds	394,380	394,380	—	—
Vanguard Institutional Index Fund	149,174	149,174	—	—
Sentinel Small Company Fund	124,503	124,503	—	—
Dodge and Cox International Stock Fund	122,431	122,431	—	—
Vanguard Total Bond Market Index Fund	34,107	34,107	—	—
INVESCO Mid Cap Core Equity Fund	28,446	28,446	—	—
Vanguard Extended Market Index Fund	28,083	28,083	—	—
Vanguard FTSE All-World ex-US Index Fund	18,313	18,313	—	—
BlackRock Inflation-Protected Bond Fund	11,000	11,000	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	242,608	—	242,608	—
Contract Income Fund
Short-Term Investment Fund	75,922	75,922	—	—
Stable Value Pooled Fund	6,056	—	6,056	—
Traditional GICs	29,748	—	29,748	—
Fixed Maturity Synthetic GICs	60,188	60,188	—	—
Constant Duration Synthetic GICs	282,758	—	282,758	—
PIMCO Total Return Portfolio	150,703	—	150,703	—
Company Stock Fund	291,009	—	291,009	—
ESOP Fund	924,075	924,075	—	—

Total at December 31, 2010	$2,973,545	$1,970,663	$1,002,882	$—

Refer to Note 2 for information on the above investments.

The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2011 and 2010.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

7. Fair Value Measurements (cont’d)

Money Market Fund, Mutual Funds, Company Stock Fund and ESOP Fund: Measured at fair value using quoted market prices. In the December 31, 2011 table presented above, the classification of the Company Stock Fund category has been changed from the prior year classification to more accurately categorize the assets within the fair value hierarchy. There has been no change in the method used to calculate the fair value of these assets.

Common / Collective Funds: Measured at fair value using the Funds’ closing net asset values. The common / collective funds consist of common stocks and securities convertible into common stock. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least a 30-day notice. At December 31, 2011 and 2010, the Plan had no unfunded commitments related to these investments.

Contract Income Fund: Short-term investment fund and fixed maturity synthetic GICs are measured at fair value using quoted market prices. The underlying securities of the fixed maturity synthetic GICs primarily include investments in commercial, mortgage and asset-backed securities, Freddie Mac and Fannie Mae securities, rate reduction bonds and GNMA project loans. Separate account GICs and constant duration synthetic GICs are measured at fair value as provided by FT Interactive, insurance company and the external investment manager based upon the contracts’ underlying securities. The underlying securities of separate account GICs primarily include fixed income securities consisting of government and corporate issued bonds and mortgage and asset-backed securities. The underlying securities of the constant duration synthetic GICs primarily include fixed income government bonds and asset and mortgage-backed securities index funds, some of which are held in collective trusts. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2011 and 2010, the Plan had no unfunded commitments related to the investments held in the collective trusts. The stable value pooled fund and traditional GICs are measured at fair value by reference to third-party index rates for instruments with comparable durations.

PIMCO Total Return Portfolio: Measured at fair value using a net asset value per share. The account provides exposure to U. S. Government bonds, corporate bonds, foreign bonds and mortgage bonds. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2011 and 2010, the Plan had no unfunded commitments related to these investments.

The primary investment objective of the Mutual Funds, Common/Collective Funds and the PIMCO Total Return Portfolio is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

On January 31, 2011, the Company requested a determination letter based on the current plan provisions and is awaiting a response from the Internal Revenue Service.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

8. Tax Status (cont’d)

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The plan administrator has concluded that as of December 31, 2011, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax years prior to 2007.

9. Plan Termination

Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the Trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

10. Party-In-Interest

Certain Plan investments that are held by the Plan are investment funds managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan also holds shares of Parker-Hannifin Corporation common stock. These shares qualify as party-in-interest transactions.

11. Plan Transfers

On March 30, 2011 and April 1, 2011, net assets of $3,659 and $2,419, respectively, were transferred from the Gulf Coast Seal 401(k) Plan and the Legris, Inc. Retirement Savings Plan, respectively, to the Plan.

On March 1, 2010, net assets of $8,300 were transferred from the Goshen Rubber Company, Inc. GRC Employees 401(k) Savings Plan and Trust to the Plan.

12. Retirement Income Account

A separate Retirement Income Account (RIA) exists within the Plan. A portion of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. The Company makes a contribution to the participants RIA account in February of each year. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service. Participants do not make contributions to the RIA. A contribution receivable of $17,717 and $15,263, reflecting the contribution earned by participants in 2011 and 2010 but paid in 2012 and 2011, has been recorded at December 31, 2011 and 2010, respectively.

The RIA offers the employee the flexibility to invest the money in any of the investment funds (except the Company Stock Fund) offered by the Plan. After three years of service, employees are vested in their RIA and may withdraw their money after termination of employment. Active participants may not borrow or withdraw funds from their RIA account.

Parker Retirement Savings Plan

Notes to Financial Statements

(Dollars in Thousands)

13. Reconciliation of Financial Statements to Form 5500

Fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants.

Parker Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

EIN 34-0451060

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$55
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	149,883
	Sentinel Group Funds Inc.	Sentinel Small Company Fund	**	126,026
	Dodge & Cox Funds	Dodge and Cox International Stock Fund	**	94,657
	Vanguard Group	Vanguard Total Bond Market Index Fund	**	36,811
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	28,855
	Vanguard Group, Inc.	Vanguard FTSE All-World ex-US Index Fund	**	15,211
	Black Rock Funds	BlackRock Inflation-Protected Bond Fund	**	28,895
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Institutional Fund	**	2,682
	Victory Capital Management, Inc.	Victory EB Diversified Stock Fund	**	212,989
*	Fidelity Investments	Fidelity Freedom K Income	**	6,920
*	Fidelity Investments	Fidelity Freedom K 2000	**	4,481
*	Fidelity Investments	Fidelity Freedom K 2005	**	4,810
*	Fidelity Investments	Fidelity Freedom K 2010	**	25,556
*	Fidelity Investments	Fidelity Freedom K 2015	**	63,461
*	Fidelity Investments	Fidelity Freedom K 2020	**	92,555
*	Fidelity Investments	Fidelity Freedom K 2025	**	73,915
*	Fidelity Investments	Fidelity Freedom K 2030	**	58,774
*	Fidelity Investments	Fidelity Freedom K 2035	**	35,304
*	Fidelity Investments	Fidelity Freedom K 2040	**	31,742
*	Fidelity Investments	Fidelity Freedom K 2045	**	8,028
*	Fidelity Investments	Fidelity Freedom K 2050	**	10,531
	RidgeWorth Capital Management Inc.	RidgeWorth Mid-Cap Value Equity Trust	**	26,520
	Pyramis Global Advisors Trust Company	Pyramis Small Company Commingled Pool	**	652
	PIMCO	Short-term Investment Fund	**	6,082
	PIMCO	PIMCO Priv US Govt SEC Fund, 2.70%, 04/01/2024	**	27,559
	PIMCO	PIMCO PRV Real Rtrn BD SEC, 1.91%, 12/1/2021	**	18,382
	PIMCO	PIMCO PRV Mortgage SEC Fund, 3.43%, 9/1/2014	**	50,020
	PIMCO	PIMCO PRV High Yield SEC Fd, 10.88%, 9/1/2016	**	2,743
	PIMCO	PIMCO PRIV Inv Grd Corp SEC, 5.91%, 10/01/2020	**	22,660
	PIMCO	PIMCO PRIV ABS Sector Fund, 2.69%, 12/1/2015	**	3,354
	PIMCO	PIMCO Muni Sector FD Portf, 4.91%, 6/1/2025	**	1,618
	PIMCO	PIMCO PRIV Emrg Mkt SECT, 5.81%, 4/1/2022	**	4,868
	PIMCO	PIMCO PRV Intl Sector Fund, 2.67%, 4/1/2025	**	13,163
*	Fidelity Investments	100-31-GDPH Govt MM POI	**	45,348
	Goode Stable Value Trust Fund	Goode SV Trust Fund	**	6,297
	ING Life & Annuity Co	060319	**	35,482
	Metropolitan	GAC 32320	**	10,310
	New York Life	GA 29012	**	40,664
	Pacific Life	G 27368.02.0000	**	6,880
	Pacific Life	G 27368.01.0001	**	3,043
	Prudential	Pru Core Conserv Int Bond Fund	**	108,572
	Monumental Life	MFB NT GI-QM COLTV Daily 1-5 Yr. CR BD Index Fd	**	13,156
	Monumental Life	MFB NT Collective 1-10 Yr. Interm Govt Bond Index Fd	**	10,687
	Monumental Life	MFB NT Collective Asset-Backed SEC Bond Index Fd	**	21,926
	Monumental Life	MFB NT Collective Commercial Mort-Backed SEC Index	**	3,290

Parker Retirement Savings Plan

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2011

EIN 34-0451060

(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Monumental Life	MFB NT Collective Long-Term Govt Bd Index Fd	**	3,022
	Monumental Life	MFB Collective Short-Term Government Fd	**	9,311
	Monumental Life	MFB NT COLTV Mtg-Backed SEC Index Fd	**	24,277
	Monumental Life	MFB NT GI-QM Collective Dly 1-10 yr. Interm Credit Bd IDX	**	24,133
	Bank of America N.A.	MFB NT GI-QM COLTV Daily 1-5 Yr. CR BD Index Fd	**	11,297
	Bank of America N.A.	MFB NT Collective 1-10 Yr. Interm Govt Bond Index Fd	**	9,177
	Bank of America N.A.	MFB NT Collective Asset-Back Securities Bond Index Fd	**	18,828
	Bank of America N.A.	MFB NT Collective Commercial Mort-Backed SEC Index	**	2,825
	Bank of America N.A.	MFB NT Collective Long-Term Govt Bd Index Fd	**	2,595
	Bank of America N.A.	MFB Collective Short-Term Government Fd	**	7,996
	Bank of America N.A.	MFB NT COLTV Mtg-Backed SEC Index Fd	**	20,702
	Bank of America N.A.	MFB NT GI-QM Collective Dly 1-10 yr. Interm Credit Bd IDX	**	20,868
	Bank of America N.A.	BSCMS 2003-T12 A3, 4.24%, 9/13/2012	**	762
	Bank of America N.A.	CGCMT 2005-C3 A2, 4.64%,1/15/2014	**	2,163
	Bank of America N.A.	FHR 2885 DE, 4.5%, 11/15/2012	**	561
	Bank of America N.A.	FHR 2900 PB, 4.5%, 11/15/2012	**	400
	Bank of America N.A.	MLMT 2005-MCP1 A2, 4.56%, 6/12/2013	**	540
	Bank of America N.A.	PSNH 2001-1 A3, 6.48%, 5/1/2013	**	1,905
	Natixis Financial Products	CARAT 2007-3 A4, 5.21%, 3/15/2012	**	385
	Natixis Financial Products	GNR 2006-51 A, 4.25%, 4/16/2013	**	1,113
	Natixis Financial Products	MSC 2006-T21 A2, 5.09%, 1/12/2012	**	1,635
	Natixis Financial Products	RSBBC 2007-A A1, 5.47%, 10/1/2012	**	1,010
	State Street Bank	CD 2006-CD2 A2, 5.41%, 1/17/2012	**	1,452
	State Street Bank	FHR 2707 XD, 5.0%, 10/15/2012	**	1,532
	State Street Bank	FNR 2006-50 PB, 5.0%, 9/25/2012	**	2,924
	State Street Bank	FHR 2891 MC, 5.0%, 5/15/2012	**	1,753
	State Street Bank	GNR 2007-55 A, 3.91%, 3/18/2013	**	1,240
	State Street Bank	GNR 2006-55 A, 4.25%, 12/17/2012	**	367
	State Street Bank	MPEF 2007-A A1, 4.98%, 7/16/2012	**	990
	State Street Bank	MLMT 2005-CIP1 A2, 4.96%, 5/12/2014	**	1,372
*	Parker-Hannifin Corporation	Company Stock Fund (3,448,445 shares)	**	267,681
*	ESOP Fund	Parker-Hannifin Corporation common stock (10,296,140 shares)	$223,127	797,978
*	Participant Loans	Participant Loans - 4.25% - 9.50%, maturing through 2020	**	82,011

	Total		$223,127	$2,920,222

*	Denotes Party-in-Interest
**	Cost information is not required for participant-directed investments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Jon P. Marten
Jon P. Marten
Executive Vice President-Finance and Administration and Chief Financial Officer

Parker-Hannifin Corporation,

Plan Administrator

June 22, 2012

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (No. 333-164335) on Form S-8 of Parker-Hannifin Corporation of our report dated June 22, 2012, relating to our audit of the financial statements and supplement schedule of the Parker Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2011.

/s/ McGladrey LLP

Cleveland, Ohio

June 22, 2012